

July 16, 2014

<u>Via Email</u>
Mark S. Frey
Executive Vice President, Chief Financial Officer
 And Treasurer
Fairchild Semiconductor International, Inc.
3030 Orchard Parkway
San Jose, California 95134

> **Re: Fairchild Semiconductor International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2013**
> **Filed February 27, 2014**
> **File No. 001-15181**

Dear Mr. Frey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2013</u>

<u>Financial Statements</u>

<u>Note 8 - Income Taxes, page 79</u>

1.   We note the foreign tax rate differential is significantly higher than the federal statutory rate in the income tax rate reconciliation on page 80, yet your related disclosure indicates that you operate in multiple foreign jurisdictions with lower statutory tax rates than the United States. We also noted your discussion on page 39 which indicates the increase was primarily driven by changes in profits among legal jurisdictions with differing tax rates. In light of the significant impact of taxes imposed on foreign earnings to your operating results, in future filings please explain in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail and reconcile

your disclosures. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3676.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief